alaric compliance

Services, LLC

150 Broadway, Suite 302
New York, New York 10038
Office: 212.243.5241
Fax: 212.608.1606

www.alariccompliance.com                                                                     December 22, 2015

Sent by email

Mr. Rick Gonsalves
Trustee

AmericaFirst Quantitative Funds

8150 Sierra College Blvd. Suite 290

Roseville, CA 95661

Re:	Engagement of Alaric Compliance Services, LLC- Independent Chief Compliance Officer Services for Registered Investment Company.

Dear Mr. Gonsalves:

Alaric Compliance Services LLC (“Alaric”) is pleased to offer AmericaFirst Quantitative Funds (the “Company” or “AmericaFirst”) the services described in this proposed letter agreement (the “Agreement”).

Alaric is a compliance consulting firm headquartered in New York, New York, with an office in Boston, and staff located in Charlotte, New Haven, and Washington, D.C. We have performed numerous compliance diagnostic, design and implementation projects for both registered and unregistered investment advisers based on leading industry practices. We also consult extensively with private fund investment managers, mutual funds and broker-dealers. Included among the services we provide our clients are the formation of new compliance programs and analysis of and updates to existing programs, reviews of portfolio compliance metrics and analysis, drafting and implementation of investment adviser policies and procedures, and specific assistance with emergent issues particular to investment manager compliance programs.

This Agreement incorporates information from our discussions with you regarding the project scope, plan and terms. We have identified our team and are ready to start on the project once we receive your approval.

In consideration of the mutual covenants and agreements contained herein, by signing and returning to us Schedule C of this Agreement, you appoint Alaric to perform the services described below for the fees set forth below.

1.           Description and Scope of Services. Schedule A hereto describes the services that we will perform for you under this Agreement (the “Services”).

2.           Cooperation. In order for us to achieve the intended results of this Agreement, we will be relying upon the meaningful and timely cooperation of your officers, employees, agents and service providers. You agree to instruct such parties to provide in a timely manner such cooperation as we may reasonably request.

3.           Term and Termination. The term of this Agreement shall be for a period of one year starting upon the date of execution of this engagement letter, and shall be automatically renewable each year thereafter. This Agreement may be terminated upon sixty (60) days advance written notice given by either party to the other. Upon termination, the Company shall be responsible for all previously invoiced and any additional non-invoiced billable time and reasonable reimbursable costs incurred by Alaric or its designated personnel in connection with Services rendered pursuant to the Agreement.

4.           Fees. Schedule B hereto describes Alaric's fees for the services described in Schedule A.

5.           Liability and Indemnification.

To the fullest extent permitted by law, neither Alaric nor the CCO shall be liable to the Company or any investor, affiliate or agent thereof for any errors, acts or omissions in the performance of services hereunder except for losses arising out of Alaric's or the CCO’s willful misconduct, gross negligence, bad faith, violation of law or material breach of this Agreement in the performance of its duties and obligations hereunder.

The Company agrees to, and hereby does, indemnify Alaric for any claims, losses, costs, damages or expenses in relation to a third party claim or action and arising from or due to Alaric's activities in the performance of their duties hereunder, except for those claims, losses, costs, damages and expenses resulting from the willful misconduct, bad faith, gross negligence, violation of law or material breach of this Agreement by Alaric (or those acting for or on its behalf) during the course of such performance or attempted performance.

The parties mutually stipulate and agree that, regardless of the actual licensure status of assigned Alaric personnel, under no circumstance will Alaric or its assigned personnel render or be claimed to have rendered in connection with this engagement services requiring licensure as an attorney or certified public accountant. Alaric does not offer legal or accounting services and does not provide substitute services for the services provided by legal counsel or that of a certified public accountant.

Subject to thirty (30) days’ advance written notice to the contrary issued by the Company to Alaric, the Company agrees to immediately and continuously for the Term of this Agreement cause the Director of Alaric designated and appointed as the Company’s CCO, or any Alaric successor thereto, as a covered named insured with respect to a D&O/E&O insurance policy maintained by the Company.

6.           Representations and Warranties. Alaric represents and warrants to you that as of the date hereof and for so long as this Agreement is in effect:

(i)               Alaric has been duly formed and validly exists as a limited liability company in good standing under the laws of the State of Delaware with power and authority to own its properties and conduct its business and to enter into and perform it obligations under this Agreement.

(ii)             Alaric is duly authorized to enter into this Agreement.

(iii)             This Agreement has been duly authorized, executed and delivered by Alaric and constitutes its legal, valid and binding agreement enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally, and by general principles of equity.

(iv)             Neither the execution and delivery by Alaric nor the performance by Alaric of its obligations under this Agreement will contravene any provision of applicable law or of Alaric’s organizational documents or any agreement or other instrument binding upon Alaric that is material to it, or any judgment, order or decree of any governmental body, agency, or court having jurisdiction over Alaric, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by Alaric of its obligations under this Agreement.

(v)               Alaric has access to all facilities, equipment and personnel necessary for the performance of its obligations hereunder.

7. Confidentiality.

(i)                 During the course of our business relationship with you, we may learn a great deal about you, your affiliates, your investors, your work and operations, your clients, and the work and operations of those clients (“Confidential Information”). We agree that your Confidential Information (which includes any services performed and work product and information learned prior to the execution of this agreement) is very valuable and that you and your clients would suffer great harm if it were to be disclosed to third parties. We, therefore, agree that we will never disclose your Confidential Information without your permission to do so, or reveal your Confidential Information to any person who is not authorized by you to receive it, unless we are required to do so by law or pursuant to a demand by a regulatory or self-regulatory authority which has jurisdiction over your activities (any such disclosure referred to herein as a “Compulsory Disclosure”). If we are required to make a Compulsory Disclosure, we shall (to the extent not otherwise prohibited by applicable law): (a) immediately notify you of the existence, terms, and circumstances surrounding the Compulsory Disclosure; (b) consult with you on the advisability of taking legally available steps to resist or narrow such Compulsory Disclosure and cooperate with you on any such steps you consider advisable and determine to take to attempt to prevent or limit the Compulsory Disclosure; (c) if Compulsory Disclosure is required or deemed advisable by you, exercise our best efforts to obtain an order, stipulation, or other reliable assurance acceptable to you that confidential treatment shall be accorded to the portion of the Confidential Information to be disclosed; and (d) limit the Compulsory Disclosure to only that information which, in the written opinion of our legal counsel, is required by law to be disclosed pursuant to the applicable subpoena, inquiry or demand. You agree to reimburse us for reasonable and documented out-of-pocket expenses incurred by us in connection with protecting your Confidential Information from Compulsory Disclosure.

(ii)               We will take reasonable precautions to ensure that no unauthorized disclosure of your Confidential Information occurs. Upon termination of this Agreement, we will return to you or destroy any copies or versions of your Confidential Information that may be in our possession, except to the extent that we determine that we are required by law to retain copies of such information. We will provide you with a list of any Confidential Information that we retain for those reasons. We promise to never use your Confidential Information for any purpose other than in connection with our work for you. Confidential Information does not include information that (a) was already in our possession, without any obligation of confidentiality, prior to receiving it from you or on your behalf, (b) is or becomes publicly available other than as a result of a breach by us of this agreement, (c) is or can be independently acquired by us without breaching this agreement, or (d) is lawfully received from a third party under no obligation to keep such information confidential. We understand that Confidential Information is often very valuable for a long time and that your disclosure of it to us is in reliance on our promises contained herein.

8. Choice of Law; Disputes. This Agreement shall be governed by the laws of the State of New York without regard to conflicts of laws principles.

9. Miscellaneous.

(i)                 Entire Agreement. This Agreement, including any exhibits, appendices and schedules hereto, supersedes any and all other agreements, whether oral or in writing, between the parties with respect to the subject matter of this Agreement, and this Agreement contains all of the covenants and understandings between the parties with respect to said matters.

(ii)               No Assignment. This Agreement may not be assigned without the express prior written consent of the other party, which consent may be withheld for any reason; provided, however, that the Company may assign this Agreement to any successor entity by operation of law, in furtherance of a merger or reorganization, or pursuant to other corporate action.

(iii)             Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged, or terminated orally, and may only be changed by a written instrument signed by both parties hereto.

(iv)             Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby. This Agreement shall be binding on, and shall inure to the benefit of the parties hereto and their respective successors.

(v)               Waiver. The waiver by either party of the breach of any provision of this Agreement by the other party shall not extend to future breaches of the same or any other provision contained in this Agreement.

(vi)             Notices. Any notices required under this Agreement shall be in writing and may be sent by any method reasonably designed to inform the other party of such notice, including certified mail, overnight delivery, courier service, facsimile transmission, or other appropriate means.

(vii)           Counterparts. This Agreement may be executed in counterparts by the parties hereto, each of which shall constitute an original, and all of which together shall constitute one Agreement.

10. Survival. The terms of Sections 5, 7, 8, 9 and 10 of this Agreement shall survive its termination.

Sincerely,

Guy F. Talarico

Chief Executive Officer

Alaric Compliance Services, LLC

Schedule A

Description and Scope of Services

Independent Chief Compliance Officer Service for the Registered Investment Company

•	Alaric shall designate an Alaric Director to be named to serve as Chief Compliance Officer, with effect January 1, 2016, to the AmericaFirst Quantitative open-ended mutual fund family which currently consist of the following funds:

o   AmericaFirst Defensive Growth

o   AmericaFirst Income Trends

o   AmericaFirst Absolute Return

o   AmericaFirst Quantitative Strategies

o   AmericaFirst Seasonal Trends

Such funds shall collectively be referred to hereinafter as the “Company”. The Alaric Director will administer the compliance program pursuant to Rule 38a-1 under the Investment Company Act of 1940, as amended (‘the 1940 Act’).

Compliance Policies and Procedures

•	Review and administer on an ongoing basis the Company’s compliance policies and procedures and report to the Company’s Board periodically, but no less frequently than quarterly, thereon.
•	Conduct periodic reviews of the Company’s compliance policies and procedures and recommend such changes as Alaric believes necessary or appropriate in order to keep the Company’s policies and procedures effective and consistent with any new or changed laws, rules or regulations, best practice recommendations and other guidelines that may be appropriate.

CCO Tasks, Reviews and Testing

•	Design, perform and document periodic testing of key control procedures (as appropriate to the circumstances), including reviewing reports, investigating exceptions, and making inquiries of the Company’s management and personnel. Forensic and transactional testing is included in the testing plan.
•	Review no less frequently than annually the adequacy of the compliance policies and the effectiveness of implementation and provide the written reports required under Rule 38a-1 under the 1940 Act.
•	Make inquiries to, and receive representations from, certain of the Company’s agents’ officers and employees as well as third parties (including, without limitation, other service providers and sub-advisers) with whom the Company has dealings or agreements.
•	Review the compliance programs of service providers no less than annually.
•	Apprise Management and the Board promptly of significant compliance events affecting the Company.

Regulatory Examinations and Inquiries

•	Coordinate and assist the Company’s response to any regulatory examinations and inquiries. The first 35 hours of assistance are included in the base services provided by Alaric. Alaric shall continue to provide such SEC examination support services beyond 35 hours at a rate of $350 an hour.

Training

•	Provide training in compliance policies and procedures to Company personnel as necessary.
•	Conduct annual Code of Ethics/Insider Trading training

CCO Rule 38a-1 Annual Review

•	Conduct the annual assessment and prepare a report to the Board regarding the effectiveness of the implementation of the compliance programs of the Company and any and all investment advisers, principal underwriters, administrators and transfer agents rendering services to the Company in accordance with the requirements of Rule 38a-1 under the Investment Company Act of 1940.

Other

•	Participate in meetings with Management and or the Board as necessary.
•	Promptly report any material breach of or weakness in the Company’s Compliance Program to the President, Trustees and Legal Counsel.
•	Immediately report to the Board:
(i)	any material breach of Relevant Law or
(ii)	any action or inaction by or on behalf of the Company that represents a material breach of the Company’s fiduciary duties to its investors or which might result in material financial harm to the Company or its investors.
•	Alaric shall provide such other compliance related services and assistance to the Company as you may reasonably request, pursuant to mutually acceptable compensation.
•	The CCO will participate in the review and coordination of required regulatory reports, but will not assume or share primary responsibility for the preparation and filing of such reports.

Company’s Grant of Authority to CCO and Insurance Coverage

•	In order to meet SEC requirements regarding the CCO role, you grant Alaric’s designated CCO authority to exercise administrative oversight over your Compliance Program with sufficient seniority and authority to develop and enforce appropriate policies and procedures for the Company and to compel the Company’s associated persons to adhere to such compliance policies and procedures.
•	However, in accordance with SEC Release #IA-22004 IC-26299, File #7-03-03, you hereby expressly acknowledge and agree that our having the title of CCO does not, in and of itself, carry supervisory responsibilities, and neither the designated CCO nor Alaric will be considered to be a “supervisor” of the Company, nor with respect to the Company’s investment adviser and its supervised persons for the purposes of Section 203(e)(6) of the Advisers Act.

•	The Chief Compliance Officer to be fully covered under the Company’s E&O/D&O or fidelity bond or both as an officer of the Company.

Schedule B

Fees and Reimbursable Expenses

All payments described herein are payable to Alaric by wire transfer and are due in full upon receipt of invoice.

Until execution of the Agreement in accordance with its terms, shall pay Alaric according to the following schedule:

CCO Role – The first year’s annual fee of $75,000 shall be payable monthly in advance of service at a rate of $6,250.00 per month. Following the first year of service and for all subsequent years thereafter, the fee will automatically increase at a rate of 3 percent per annum unless otherwise agreed upon in writing by both parties.

Regulatory Examinations and Inquiries - The first 35 hours of assistance are included in the based fee for the CCO services provided by Alaric. Alaric shall continue to provide regulatory examination support services beyond 35 hours at a rate of $350.00 per hour.

Reimbursable Expenses

In addition to the fees noted above, Alaric will also be entitled to reimbursement of reasonable out-of-pocket costs including, but not limited to, reasonable travel costs, meal and other per diem expenses required for Alaric personnel to perform services otherwise than from an office of Alaric. Reimbursement costs will be billed monthly as they arise.

Schedule C

Acknowledgement

AmericaFirst Quantitative Funds hereby acknowledges that this Agreement sets out the Company’s full and complete understanding of the scope and objectives of the engagement between the Company and Alaric, and hereby executes the Agreement intending to be legally bound to its terms.

Agreed and accepted:

By: /s/
Name: Michael G. Dencavage

Title: Independent Trustee
Date: December 22, 2015